Exemption : Rule 12g3-2(b)
File No. : 82-4164


03029890

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Six Months Ended June 30, 2003

Message from the President

Second Quarter

Gold is currently priced at US$360, with recent fluctuations in the range of approximately US$345 to US$365, averaging slightly above US$350 per ounce. Within this general range seemingly wild fluctuations occur in direct response to the value of the US dollar, which varies according to the perceived strength of the US economy and the fears of terrorism or war. The US economy is showing weakly positive signs of improving, interest rates appear to have bottomed, and the US Federal Reserve is encouraging low levels of inflation. As a result we expect to see generally upward pressure on the price of gold, but with about the same level of volatility as recently observed.

Franc-Or therefore continues to re-emphasize its position in gold by aggressively evaluating advanced exploration and development properties, principally in Canada (Quebec, Ontario, British Columbia). This strategy also includes the completion of a modest level of flow-through financing before the end of the year.

Our efforts continue to wind steadily down in French Guiana as we have less and less faith in the French Administration to honor our request for permit extensions. We continue to receive very modest royalties only from the St. Léon (Haute-Mana) property, which may continue intermittent small-scale production for a few more months.

The Nevada Cordex Syndicate was terminated by funding partners Franc-Or and Perilya Ltd on June 30th, with final evaluation of the last reconnaissance properties having been completed in early August. Only the Humboldt Springs property in north-central Nevada will outlive the Syndicate. Perilya has opted not to participate in ongoing efforts to create a deal with one or two major gold companies on all, or part, of the currently held claims. Cordex will likely fall-back to a royalty position per the exploration agreement.

Franc-Or's investment in biotechnology, Urrma Biopharma Inc., continues to encounter delays in the completion of its phase-three equivalent clinical studies on the R7V Diagnostic Kit, but results are expected within the next two months. Urrma is also in discussion with potential third party partners for new product development contracts for the R7V therapeutics. The primary challenge to Urrma's corporate growth continues to be its ability to raise sufficient financing, with the company looking at several different options, including merger opportunities.

We are at a crossroads in our company's development. We see a prolonged increasing valuation in gold due to perceived downward pressure on the valuation of the dollar owing to the costs of foreign security and threats of terrorism. Also, the US government seems to be more accepting of a weak dollar and even encouraging slightly upward inflation in its monetary policy, both of which would lead to a higher price of gold. As such we anticipate making a gold property acquisition decision within the next two months that will hopefully lead to greater value for our shareholders' equity.

(S) Robert J. Casaceli
President and C.E.O.

August 21, 2003

Franc-Or Resources Corporation

Consolidated Balance Sheets

	June 30 2003 (Unaudited)	December 31 2002 (Audited)
Assets		
Current assets		
Cash	$ 1,888,563	$ 1,604,859
Short-term investments	747,662	1,890,407
Accounts receivable	38,159	42,467
	2,674,384	3,537,733
Investments (Note 2)	3,355,000	3,090,000
Capital assets		
Deferred exploration costs (Note 3)	430,605	896,495
Machinery and equipment	7,758	51,508
	438,363	948,003
	$ 6,467,747	$ 7,575,736
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 327,570	$ 324,214
Shareholders' Equity		
Share capital (Note 4)	30,992,408	30,992,408
Deficit	(24,852,231)	(23,740,886)
	6,140,177	7,251,522
	$ 6,467,747	$ 7,575,736

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three-month period ended June 30		Six-month period ended June 30	
	2003	2002	2003	2002
Revenues				
Investment income	$ 20,161	$ 18,631	$ 41,401	$ 32,209
Royalty revenue	9,665	-	18,356	22,492
Gain on disposal of machinery and equipment	22,610	-	22,610	-
	52,436	18,631	82,367	54,701
Expenses				
Professional and consulting fees	64,573	115,737	111,307	168,423
Administrative expenses and shareholders' information	61,635	52,081	108,709	83,193
Write-down of investments (Note 2)	30,000	-	60,000	-
Write-down of deferred exploration costs (Note 3)	827,649	-	913,696	-
Amortization of machinery and equipment	-	15,173	-	30,346
	983,857	182,991	1,193,712	281,962
Net loss for the period	(931,421)	(164,360)	(1,111,345)	(227,261)
Deficit at beginning of period	(23,920,810)	(20,249,007)	(23,740,886)	(20,186,106)
Deficit at end of period	$ (24,852,231)	$ (20,413,367)	$ (24,852,231)	$ (20,413,367)
Loss per share – basic and diluted	$ (0.04)	$ (0.01)	$ (0.04)	$ (0.01)

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows
(Unaudited)

	Three-month period ended June 30		Six-month period ended June 30	
	2003	2002	2003	2002
Operating activities				
Net loss for the period	$ (931,421)	$ (164,360)	$ (1,111,345)	$ (227,261)
Adjustment for :				
Gain on disposal of machinery and equipment	(22,610)	-	(22,610)	-
Write-down of investments	30,000	-	60,000	-
Write-down of deferred exploration costs	827,649	-	913,696	-
Amortization of machinery and equipment	-	15,173	-	30,346
	(96,382)	(149,187)	(160,259)	(196,915)
Net change in non-cash working capital items:				
Interest accrued on short-term investments	31,656	(825)	14,745	(825)
Account receivable	4,375	(8,881)	4,308	(15,418)
Accounts payable and accrued liabilities	12,400	(656)	3,356	(29,843)
	48,431	(10,362)	22,409	(46,086)
Cash flows used for operating activities	(47,951)	(159,549)	(137,850)	(243,001)
Financing activities				
Issuance of share capital	-	1,000,000	-	1,000,000
Share issue expenses	-	(16,629)	-	(16,629)
Cash flows generated from financing activities	-	983,371	-	983,371
Investing activities				
Deferred exploration costs	(241,152)	(160,992)	(447,806)	(435,624)
Short-term investments proceeds (acquisition)	1,150,741	(5,468)	1,128,000	(177,013)
Investments	(85,000)	-	(325,000)	(1,000,000)
Proceeds from disposal of machinery and equipment	66,360	-	66,360	-
Cash flows generated from (used for) investing activities	890,949	(166,460)	421,554	(1,612,637)
Net change in cash	842,998	657,362	283,704	(872,267)
Cash at beginning of period	1,045,565	2,075,163	1,604,859	3,604,792
Cash at end of period	$ 1,888,563	$ 2,732,525	$ 1,888,563	$ 2,732,525

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2002. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Investments

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase warrants. Each whole Class A share purchase warrant is exercisable at $1.00 per share until September 29, 2004.

On January 29, 2002, the Corporation exercised 1.0 million Class A share purchase warrants to purchase an equivalent number of Class A shares for $1 million. In return for the early exercise of its warrants, the Corporation received from URRMA a total of 100,000 additional warrants priced at $0.50 per share to be exercisable over a period of three years.

On January 15, 2003, URRMA. completed a private placement financing of $1,150,000 to cover expenses of ongoing clinical trials. The Corporation invested $240,000, consisting of 400,000 Class B shares and 400,000 to 800,000 warrants subject to certain financing milestones. Each warrant entitles the holder to acquire one Class B share until January 15, 2008 at an exercise price of $1.00.

2. Investments (Cont'd)

a) Investment in URRMA Biopharma Inc. (Cont'd)

Pursuant to a loan agreement dated April 9, 2003, the Corporation has loaned an aggregate amount of $85,000 to Urrma, as part of its ongoing investment strategy, in order to allow the latter to complete studies on AIDS diagnostic kits.

b) Investment in BCS Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in BCS Collaborative Solutions Inc. ("BCS"), a private telecommunications company based in Toronto. In July 2002, BCS went public on the TSX Venture exchange through a reverse take-over procedure. The Corporation holds 200,062 common shares of BCS and has written-down the investment to its market value of $30,000 on June 30, 2003.

3. Deferred exploration expenses

	December 31 2002	Expenditures	Write-off	June 30 2003
Nevada	$ 896,495	$ 259,580	$ (725,470)	$ 430,605
French Guiana	-	188,226	(188,226)	-
	$ 896,495	$ 447,806	$ (913,696)	$ 430,605

The Corporation's Nevada exploration was carried-out through its participation in a syndicate agreement that expired on June 30, 2003 and was not renewed. The Humboldt Springs property in north-central Nevada, however, will continue to be held under conditions stipulated in said agreement. The Corporation is currently in discussions with two major gold companies over a possible joint venture at Humboldt Springs. The write-off of $725,470 reflects the syndicate's decision to drop three of the properties held by the syndicate and the balance of $430,605 reflects exploration expenses incurred on Humboldt Springs.

The Corporation decided to write-off the French Guiana deferred exploration costs due to the uncertainty regarding the status of the title transfers and the renewal of the permits.

4. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	June 30, 2003	
	Number of shares	Amount
Balance at beginning and end of period	25,760,762	$ 30,992,408

Warrants
On May 24, 2002, the Corporation has completed a private placement financing for gross proceeds of $1,000,000 consisting of 2,702,703 units. Each unit is composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until May 24, 2005 at an exercise price of $0.50 in the first year, $0.65 in the second year, and $0.85 in the third year.

Stock options
A summary of the status of the stock option plan as of June 30, 2003, and changes during the period then ended, is presented below:

	June 30, 2003	
	Number of options	Weighted average exercise price
Outstanding and exercisable, December 31, 2003	3,117,500	$0.34
Granted	585,000	$0.29
Expired	(1,577,500)	$0.36
Outstanding and exercisable, June 30, 2003	2,125,000	$0.31

Franc-Or Resources Corporation

Notes to consolidated interim financial statements
June 30, 2003
(Unaudited)

4. Share capital (Cont'd)

The following table summarizes information about stock options outstanding and exercisable under the Plan as at June 30, 2003:

Exercise price	Number of options	Weighted average remaining life
$		$
0.25	565,000	1.6
0.29	585,000	4.8
0.33	465,000	2.8
0.40	510,000	3.8
	2,125,000	

Accounting for compensation plans

The company has elected to account for its stock options to employees by measuring compensation cost using the settlement-value method. If the stock options had been accounted during the vesting period based on the fair-value method, pro forma net loss and pro forma earnings per share would have been as follows:

Stock options

Net loss, as reported	$(1,193,712)
Add : Compensation expense for employees determined under fair value method	(87,750)
Pro-forma net loss	$(1,281,462)
Earnings per share, as reported	$ (0.043)
Earnings per share, as pro-forma	$ (0.049)

These pro forma figures include compensation costs that were calculated using the Black & Scholes options pricing model with the following assumptions: risk free interest rate at 3.5%, expected volatility at 59% and expected life of options of 5 years.

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Six-month period ended June 30	
	2003	2002
Deferred exploration costs	$ 32,059	$ 29,807
Professional and consulting fees	101,816	106,274
	$ 133,875	$ 136,081

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.